UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 7, 2013

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

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Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release

Credit Suisse Group full-year 2012 results: underlying* core pre-tax income of CHF 5,008 million, up from CHF 2,371 million in 2011; underlying* net income attributable to shareholders of CHF 3,577 million, up from CHF 1,797 million in 2011 and underlying* return on equity of 10%

2012 reported core pre-tax income of CHF 2,106 million, net income attributable to shareholders of CHF 1,483 million and return on equity of 4%, reflecting fair value charges on own debt of CHF 2,939 million before taxes due to an improvement in own credit spreads and other significant non-operating items

4Q12 results:
•	4Q12 underlying* core pre-tax income of CHF 1,173 million, underlying* net income attributable to shareholders of CHF 816 million and underlying* return on equity of 9%
•
4Q12 reported core pre-tax income of CHF 596 million, net income attributable to shareholders of CHF 397 million and return on equity of 4%, reflecting fair value charges on own debt of CHF 376 million before taxes due to an improvement in own credit spreads and other significant non-operating items

4Q12 divisional results year-on-year:
•	Significantly stronger results in combined Private Banking & Wealth Management with pre-tax income of CHF 911 million compared to CHF 532 million in 4Q11
•	Substantially improved results in Investment Banking with pre-tax income of CHF 298 million compared to a loss in 4Q11; with significant benefits from a focus on market-leading, high-return businesses
•	21% of Group-wide net revenues generated as collaboration revenues from the integrated bank, exceeding KPI target of 18%-20%

Continued delivery of capital plan:
•	Capital: 4Q12 Look-through Swiss Core Capital ratio of 9.4% on a pro forma basis in line with target, on track to exceed end-2018

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February 7, 2013 Page 2/14

•	requirement of 10% by mid-2013
•	Balance sheet: Reduced total balance sheet assets by CHF 99 billion since end of 3Q12 to CHF 924 billion, substantially ahead in progress toward target of below CHF 900 billion by year-end 2013
•	Risk-weighted assets: Basel III RWA reduced by CHF 77 billion since end of 3Q11 to CHF 293 billion, close to year-end 2013 target of below CHF 280 billion

Progress on cost savings:
•
Achieved expense savings of CHF 2.0 billion, increasing 2013 interim target to CHF 3.2 billion and raising total cost run rate reduction target to CHF 4.4 billion by end-2015 versus adjusted* annualized 1H11 run rate

Zurich, February 7, 2013 Credit Suisse Group reports 4Q12 and 2012 full-year results.

Brady W. Dougan, Chief Executive Officer, said: “2012 was a year of transition. We took significant steps to adapt our businesses and our organization to new regulatory requirements, changing client demands and the current market environment. Since the beginning of 2012, we have further reduced Basel III risk-weighted assets by CHF 55 billion across the Bank, substantially strengthened our capital position by adding CHF 12.3 billion in pro forma Look-through Swiss Core Capital, lowered our cost base by CHF 2.0 billion compared to the adjusted* annualized run rate for the first half of 2011, and continued to invest in key markets. Throughout this transformation, we generated solid revenues and an underlying* return on equity of 10% for the full year of 2012, and we maintained our strong market share momentum across businesses. In the fourth quarter, we also continued to see the benefit from our integrated bank model, with 21% of our group-wide net revenues being generated from the collaboration between our divisions. Our clients appreciate the swift and decisive action that we took to adapt our organization to the new regulatory requirements and view us as a strong and reliable partner.”

Commenting on the results of the Private Banking & Wealth Management division, he continued: “We made good progress in the fourth quarter in adapting our Private Banking & Wealth Management business to the new environment, capturing client momentum and improving profitability. We generated good top-line results due to solid transaction- and performance-based revenues, despite continued client risk aversion. In the fourth quarter, we also took organizational steps to better manage the alignment of the products, advice and services that we deliver to clients. We are confident that this will further increase our productivity and efficiency.”

Commenting on the results of the Investment Banking division, he added: “The results for the fourth quarter 2012 improved significantly compared to the prior year quarter. We are one of the first banks globally to have substantially adapted our business model in Investment Banking and are now generating higher revenues and higher returns on significantly less risk-weighted assets and on a substantially reduced expense base. Even in a year of transition with periods of difficult market conditions, our ongoing businesses generated a normalized* return on Basel III allocated capital in our ongoing businesses of 8%

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February 7, 2013 Page 3/14

in the fourth quarter and 14% in the full year of 2012. We have created a capital-efficient Investment Banking business that is focused on our market-leading, high-return businesses.”

Commenting on the business development in 2013 to date, he concluded: “Going into 2013, revenues have so far been consistent with the good starts we have seen to prior years, with profitability further benefitting from the strategic measures we took in 2012, including our strengthened capital position and our significantly reduced risks and cost base.”

4Q12 and Full Year 2012 Results Summary

Financial Highlights
in CHF million (unless otherwise stated)	4Q12	3Q12	4Q11	2012	2011
Reported income/(loss) before taxes (Core Results)	596	359	(998)	2,106	2,749
Underlying* income/(loss) before taxes (Core Results)	1,173	1,203	(975)	5,008	2,371
Reported net income/(loss) attributable to shareholders	397	254	(637)	1,483	1,953
Underlying* net income/(loss) attributable to shareholders	816	891	(632)	3,577	1,797
Diluted earnings per share (CHF)	0.17	0.16	(0.62)	0.90	1.36
Return on equity attributable to shareholders (annualized)	4.4%	2.9%	(7.7)%	4.3%	6.0%
Underlying* return on equity attributable to shareholders (annualized)	8.7%	9.6%	(7.7)%	10.0%	5.5%
Basel II.5 Tier 1 ratio (end of period)	19.5%	18.5%	15.2%	19.5%	15.2%
Basel II.5 Core Tier 1 ratio (end of period)	15.6%	14.7%	10.7%	15.6%	10.7%
FINMA leverage ratio (Basel II.5)	5.8%	5.2%	4.6%	5.8%	4.6%
Total book value per share (CHF)	27.54	27.60	27.59	27.54	27.59
Tangible book value per share (CHF)	20.87	20.73	20.32	20.87	20.32

Private Banking & Wealth Management with 4Q12 net revenues of CHF 3,334 million and pre-tax income of CHF 911 million
•
Net revenues were stable compared to 3Q12, reflecting a significant increase in transaction- and performance-based revenues offset by lower other revenues. Net interest income and recurring commissions and fees were stable

o
Wealth Management Clients with 4Q12 pre-tax income of CHF 490 million, down 2% compared to 3Q12 and with stable net revenues of CHF 2,209 million, despite continued pressure on the deposit margin and low levels of client activity

o	Corporate & Institutional Clients with 4Q12 pre-tax income of CHF 238 million, up 11% from 3Q12, and with net revenues of CHF 547 million, up 8% from 3Q12 included higher recurring commission and fees
o
Asset Management with 4Q12 with pre-tax income of CHF 183 million, down 18% from 3Q12, and with net revenues of CHF 578 million, down 6% from 3Q12 which included a CHF 140 million gain on the final sale of Aberdeen ownership interest, despite an increase in performance fees and carried interest in 4Q12

•	Net new assets of CHF 6.8 billion in 4Q12
o
Wealth Management Clients contributed net new assets of CHF 2.9 billion, particularly from emerging markets and from ultra-high-net-worth individual (UHNWI) client segment, partially offset by outflows in Western Europe

o	Corporate & Institutional Clients contributed net new assets of CHF 1.1 billion

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February 7, 2013 Page 4/14

o	Asset Management contributed net new assets of CHF 2.5 billion, with inflows in credit, index strategies and alternative investments, partially offset by outflows from fixed income products
•
Total operating expenses of CHF 2,355 million in 4Q12, stable from 3Q12, as lower compensation and benefits, reflecting the efficiency measures, were offset by higher general and administrative expenses, mainly due to investments in IT infrastructure and seasonal expenses

•	Achieved pre-tax income benefit of CHF 300 million for the full-year of 2012 from strategic initiatives

Investment Banking with 4Q12 net revenues of CHF 2,664 million and pre-tax income of CHF 298 million

•	Net revenues were 16% lower compared to 3Q12, reflecting year-end seasonality in some products
o
Fixed income sales & trading with seasonally lower revenues of CHF 887 million, down 38% from 3Q12, given reduced December volumes across most businesses; maintained market leading positions in key franchises

o	Equity sales & trading revenues of CHF 910 million, down 7% from 3Q12, reflecting continued muted client activity
o	Continued strong underwriting and advisory revenues of CHF 982 million, up 14% from 3Q12, driven by robust global high yield issuance volumes and completed mergers & acquisition (M&A) activity
•
Total operating expenses of CHF 2,364 million, down 12% from 3Q12, with continued progress on cost discipline; excluding certain litigation expenses of CHF 136 million recorded in 3Q12, operating expenses were down 8%

•
2012 normalized* return on Basel III allocated capital for Investment Banking of 9%, compared to a negative return in 2011; 2012 normalized* return on Basel III allocated capital in ongoing businesses of 14%, with Fixed Income returns improved to Investment Banking division average

•	Further material Basel III RWA reduction in 2012, down 23% to USD 187 billion, close to year-end 2013 target of USD 175 billion

Update on cost savings
After delivering CHF 2.0 billion of cost reductions in 2012 versus adjusted* annualized 6M11 run rate, Credit Suisse today announced that it is increasing its 2013 cost run rate reduction target to CHF 3.2 billion and raising its total target by CHF 0.4 billion to CHF 4.4 billion by end-2015. In 4Q12, business realignment costs of CHF 285 million were recognized in the Corporate Center. Total compensation expenses for the full-year 2012 were down 5% compared to 2011.

Benefits of the integrated bank
In 4Q12, Credit Suisse generated CHF 1,202 million in collaboration revenues from the integrated bank. This corresponds to 21.0% of the Group’s net revenues in 4Q12, exceeding our key performance indicator (KPI) target of 18%-20% of net revenues.

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Capital and funding
In July 2012, Credit Suisse announced a number of measures to strengthen its capital by CHF 15.3 billion in light of the current regulatory and market environment.

As of the end of 4Q12, Credit Suisse’s Look-through Swiss Core Capital ratio on a pro forma basis stands at 9.4%, assuming the completion of the remaining measures that were announced in July 2012. The year-end 2012 reported Look-through Swiss Core Capital ratio stands at 9.1%. Credit Suisse is confident it will exceed the Swiss end-2018 requirement of 10% in mid-2013. The additional strategic divestments and remaining measures that were part of the capital plan are on track to be completed in the near term. In January 2013 we announced the sale of the exchange-traded funds business and expect completion of the sale by the end of 2Q13.

As of the end of 4Q12, Credit Suisse reported a Basel II.5 core tier 1 ratio of 15.6% and a Basel II.5 tier 1 ratio of 19.5%, up 0.9 and 1.0 percentage points from 3Q12 respectively. As of the end of 4Q12, Credit Suisse reported a Basel II.5 total capital ratio of 22.3%, up 1.1 percentage points from 3Q12.

Credit Suisse in October 2012 announced targeted measures to reduce total balance sheet assets by 13% to below CHF 900 billion by end-2013 on a foreign-exchange neutral basis. As of the end of 2012, the total balance sheet assets amounted to CHF 924 billion, down CHF 99 billion or 10% from 3Q12. As of the end of 4Q12, Credit Suisse’s FINMA leverage ratio stood at 5.8%, up from 5.2% in 3Q12.

Credit Suisse is continuing to conservatively manage its liquidity, with an estimated long-term net stable funding ratio in excess of 100% under the current FINMA framework and short-term liquidity under Swiss regulation in excess of requirement as of the end of 4Q12.

Proposed distribution out of reserves from capital contributions**
At the Annual General Meeting on April 26, 2013, the Board of Directors will propose for the financial year 2012 a distribution of CHF 0.10 per share in cash out of reserves from capital contributions. In addition, the Board of Directors will propose the distribution of new shares (stock dividend). The new shares for the stock dividend will be paid in at the par value of CHF 0.04 per share out of reserves from capital contributions. The distribution out of reserves from capital contributions (cash and stock) will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The ex-dividend date has been set to April 30, 2013 (for cash distribution and stock dividend).

The stock dividend will be distributed to all shareholders as follows: for every share that they own, shareholders will receive a non-tradable right to the receipt of a given number of new shares for free. Following distribution, the rights will automatically be exchanged for new shares at the ratio determined by the Board of Directors immediately prior to the Annual General Meeting. The Board of Directors will set the subscription ratio in such a way that the theoretical value of each right will be approximately CHF 0.65.

The proposed distribution is in line with Credit Suisse Group’s capital plan as announced in July 2012. The implementation of this plan is on track and progressing to allow for significant cash distributions after the Look-through Swiss Core Capital ratio of 10% is reached. We target to reach this ratio in the middle of 2013.

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February 7, 2013 Page 6/14

Segment Results Detail

Segment Results
in CHF million		4Q12	3Q12	4Q11	Change in %	Change in %
					vs. 3Q12	vs. 4Q11
Private Banking & Wealth Management	Net revenues	3,334	3,310	3,087	1	8
	Provision for credit losses	68	35	74	94	(8)
	Total operating expenses	2,355	2,339	2,481	1	(5)
	Income before taxes	911	936	532	(3)	71
Investment Banking	Net revenues	2,664	3,184	1,048	(16)	154
	Provision for credit losses	2	6	23	(67)	(91)
	Total operating expenses	2,364	2,695	2,453	(12)	(4)
	Income/(loss) before taxes	298	483	(1,428)	(38)	-

Private Banking & Wealth Management
Private Banking & Wealth Management, which comprises the global Wealth Management Clients business, the Swiss Corporate & Institutional Clients business and the global Asset Management business, reported pre-tax income of CHF 911 million and net revenues of CHF 3,334 million in 4Q12. Net revenues were 8% higher compared to 4Q11, reflecting a significant increase in transaction- and performance-based revenues, primarily from higher performance fees and brokerage and product issuing fees. Compared to 3Q12, net revenues were stable, as higher transaction- and performance-based revenues were offset by lower other revenues, which, in 3Q12, included investment-related gains and the final sale of Credit Suisse’s ownership interest in Aberdeen.

Total operating expenses of CHF 2,355 million were 5% lower compared to 4Q11, with lower compensation and benefits and lower general and administrative expenses, primarily reflecting the benefits of our cost efficiency initiatives. Compared to 3Q12, total operating expenses were stable as lower compensation and benefits were offset by higher general and administrative expenses, mainly due to investments in IT infrastructure and seasonal expenses.

The Wealth Management Clients business in 4Q12 reported pre-tax income of CHF 490 million with net revenues of CHF 2,209 million, 4% higher compared to 4Q11. This increase was driven by higher transaction- and performance-based revenues, mainly by higher brokerage and product issuing fees, higher revenues from integrated solutions and higher performance fees. These increases were partially offset by lower foreign exchange fees from client transactions. Compared to 3Q12, net revenues were stable, as higher transaction- and performance-based revenues were offset by slightly lower recurring commissions and fees and lower net interest income. In 4Q12, the gross margin was 110 basis points, five basis points lower than in 4Q11 and stable compared to 3Q12.

The Corporate & Institutional Clients business, which provides comprehensive coverage for all the financial services needs of corporate and institutional clients in Switzerland and for banks worldwide, reported pre-tax income of CHF 238 million with strong net revenues of CHF 547 million, 13% higher than in 4Q11 and 8% higher than in 3Q12. Total operating expenses were stable compared to 4Q11 and 2% lower than in 3Q12. Provision for credit losses was CHF 32 million in 4Q12 on a net loan portfolio of CHF 60.6 billion.

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The Asset Management business reported pre-tax income of CHF 183 million with net revenues of CHF 578 million in 4Q12, 20% higher than in 4Q11, driven by higher fee-based revenues, reflecting higher performance fees and carried interest from realized private equity gains, partially offset by investment-related losses. 4Q12 net revenues were 6% lower than in 3Q12, as higher fee-based revenues were more than offset by the investment-related losses and lower equity participations and other gains.

Investment Banking
Investment Banking reported net revenues of CHF 2,664 million and pre-tax income of CHF 298 million in 4Q12. Net revenues were significantly higher compared to 4Q11, due to higher revenues in all businesses, with substantial improvement in fixed income sales and trading, reflecting the repositioned franchise. Compared to 3Q12, net revenues were 16% lower, driven by seasonally lower results mainly in fixed income sales and trading. In 4Q12, the repositioned fixed income business continued to deliver more balanced and consistent results with less volatility on materially lower risk-weighted asset levels.

Fixed income sales and trading revenues of CHF 887 million were significantly higher compared to 4Q11, led by substantial increases in securitized products and higher results in corporate lending, global credit products and emerging markets. Compared to a strong 3Q12, revenues declined 38% driven by seasonally lower results across most fixed income businesses, including securitized products and global credit products, due to weaker volumes in the quarter.

Equity sales and trading revenues of CHF 910 million were 24% higher relative to 4Q11, reflecting increases in derivatives and cash equities. Revenues were 7% lower relative to 3Q12, as declines in fund-linked products and equities arbitrage trading more than offset higher revenues from cash equities, prime services and derivatives.

Underwriting and advisory revenues of CHF 982 million were 93% higher compared to 4Q11, driven by strong debt underwriting revenues due to robust global high yield issuance volumes. M&A and advisory revenues were also higher as increased global industry-wide completed M&A activity offset market share declines. Revenues were 14% higher compared to 3Q12, driven by higher revenues in debt underwriting, particularly in leveraged finance, and M&A fees.

Compensation and benefits decreased by CHF 148 million, or 11%, compared to 4Q11, primarily driven by decreases in deferred compensation from prior-year awards. Compensation and benefits decreased by CHF 305 million, or 21%, from 3Q12, reflecting lower discretionary performance-related compensation expense and lower deferred compensation from prior-year awards. Total other operating expenses increased 5% compared to 4Q11 due mainly to higher litigation provisions, but decreased 2% relative to 3Q12, primarily driven by a decrease in litigation provisions.

Corporate Center
The Corporate Center recorded a loss before taxes of CHF 613 million in 4Q12, including fair value charges on own debt of CHF 197 million, fair value charges on stand-alone derivatives of CHF 59 million and debit valuation adjustments losses on certain structured note liabilities of CHF 120 million, resulting in overall losses on such items of CHF 376 million in the quarter. This compares to a loss before taxes of CHF 102 million in 4Q11 and a loss before taxes of CHF 1,060 million in 3Q12.

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*Underlying, normalized and adjusted results in the following table are non-GAAP financial measures. The table below includes a reconciliation of certain of these measures. For further information on the calculation of underlying, normalized and adjusted measures, including reconciliations for historical periods, the cost run rate on an adjusted annualized basis and Investment Banking's normalized after-tax return on Basel III allocated capital for existing as well as ongoing businesses, see the 4Q12 Results Presentation Slides.

Overview of significant items in 4Q12 and 2012
in CHF million	Core pre-tax income		Income tax expense/ (benefit)		Non-controlling interests		Net income attributable to shareholders		Return on equity
	4Q12	2012	4Q12	2012	4Q12	2012	4Q12	2012	4Q12	2012
Reported results	596	2,106	193	589	6	34	397	1,483	4.4%	4.3%
Fair value losses from movement in own credit spreads1	376	2,939	72	678	-	-	304	2,261	-	-
Realignment costs	285	680	95	203	-	-	190	477	-	-
Gain on sale of stake in Aberdeen Asset Management	0	(384)	0	(58)	-	-	0	(326)	-	-
Gain on sale of non-core business (Clariden Leu integration)	0	(41)	0	(4)	-	-	0	(37)	-	-
Impairment of AMF and other losses	30	68	12	27	-	-	18	41	-	-
Gain on sale of real estate	(151)	(533)	(31)	(88)	-	-	(120)	(445)	-	-
Significant IB litigation provisions	0	136	0	40	-	-	0	96	-	-
Gain on sale of Wincasa	(45)	(45)	0	0	-	-	(45)	(45)	-	-
Losses on planned sale of certain private equity investments	82	82	10	10	-	-	72	72	-	-
Underlying results	1,173	5,008	351	1,397	6	34	816	3,577	8.7%	10.0%

1Fair value gains/losses on own liabilities are an element of fair value accounting under US GAAP. They reflect the volatility of the Group's credit spreads and, over the life of the respective liability, will result in no gains or losses.

**A summary document containing a more detailed description and the conditions of the stock dividend will be made available to the shareholders of Credit Suisse Group on or around March 25, 2013.
This press release does not constitute an offer to sell or an invitation to subscribe for, or the solicitation of an offer to buy or subscribe for, shares of Credit Suisse Group, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor. Further, it does not constitute a prospectus within the meaning of applicable Swiss law nor a listing prospectus within the meaning of the SIX Swiss Exchange Listing Rules.

Changes in Reporting
The results presented herein reflect the integration of the previously reported Private Banking and Asset Management divisions into a single, new Private Banking & Wealth Management division and the transfer of the majority of securities trading and sales business in Switzerland from Investment Banking into Private Banking & Wealth Management. This reorganization was effective November 30, 2012. The new presentation of Private Banking & Wealth Management results includes a presentation of the results of its three operating businesses: Wealth Management Clients, Corporate & Institutional Clients and Asset Management. The results of the transferred securities trading and sales business in Switzerland are

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allocated among the three operating businesses. Prior periods have been restated to conform to the current presentation.

4Q12 Financial Release
The 4Q12 Financial Release and the related Results Presentation Slides are available for download from 06:30 CET today.

The Financial Release is available for download at:
https://www.credit-suisse.com/investors/doc/csg_financialreport_4q12.pdf

Hard copies of the Financial Release can be ordered free of charge at:
https://publications.credit-suisse.com/app/shop/index.cfm?fuseAction=OpenShopCategory&coid=219303&lang=EN

The Results Presentation Slides are available for download at:
https://www.credit-suisse.com/investors/doc/4q12_slides.pdf

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 47,400 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information \Non-GAAP information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2013 and beyond;

–	the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;

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–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2011 under “Risk factors” in the Appendix.
This press release contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in the 4Q12 Credit Suisse Financial Release and the 4Q12 Results Presentation Slides.

Capital and liquidity disclosures
As of January 1, 2013, Basel III was implemented in Switzerland, including through the “Too Big to Fail” legislation and regulators thereunder. Our related disclosures are in accordance with the current interpretation of such requirements, including relevant assumptions. We have calculated our 4Q12 pro forma Look-through Swiss Core Capital assuming the successful completion of the remaining CHF 0.8 billion of capital measures we announced in July 2012, on a foreign exchange neutral basis. In addition, we have calculated our Basel III net stable funding ratio (NSFR) based on the current FINMA framework. Changes in the final implementation of the Basel III framework in Switzerland or any of our assumptions or estimates could result in different numbers from those shown herein.

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Presentation of 4Q12 and 2012 results

Media conference

▪	Thursday, February 7, 2013 09:00 Zurich / 08:00 London Credit Suisse Forum St. Peter, Auditorium, St. Peterstrasse 19, Zurich

▪
Speakers
Brady W. Dougan, Chief Executive Officer of Credit Suisse
David Mathers, Chief Financial Officer of Credit Suisse

The presentations will be held in English.
Simultaneous interpreting (English/German)

▪	Internet Live broadcast at: www.credit-suisse.com/results Video playback available approximately two hours after the event

▪
Telephone
Live audio dial-in on +41 44 580 40 01 (Switzerland), +44 1452 565 510 (Europe) and
+1 866 389 9771 (US); ask for "Credit Suisse Group quarterly results".
Please dial in 10-15 minutes before the start of the presentation.

Telephone replay available approximately one hour after the event on +41 41 580 00 07 (Switzerland), +44 1452 550 000 (Europe) and +1 866 247 4222 (US); conference ID English - 90407243#, conference ID German - 90414084#.

Analyst and investor presentation via audio webcast and telephone conference

▪	Thursday, February 7, 2013 10:30 Zurich / 09:30 London

▪	Speakers Brady W. Dougan, Chief Executive Officer of Credit Suisse David Mathers, Chief Financial Officer of Credit Suisse The presentations will be held in English.

▪	Audio webcast: www.credit-suisse.com/results

▪	Telephone Switzerland: +41 44 580 40 01 Europe: +44 1452 565 510 US: +1 866 389 9771 Reference: Credit Suisse Group quarterly results

▪	Q&A session Following the presentations, you will have the opportunity to ask questions via the telephone conference.

▪
Playback
Replay available approximately two hours after the event by visiting: www.credit-suisse.com/results or by dialing: +41 41 580 00 07 (Switzerland), +44 1452 550 000 (Europe) and +1 866 247 4222 (US); conference ID: 90449264#.

Media Release
February 7, 2013 Page 12/14

Consolidated statements of operations (unaudited)
in	4Q12	3Q12	4Q11	2012	2011

Consolidated statements of operations (CHF million)

Interest and dividend income	4,843	4,923	5,093	22,105	23,002

Interest expense	(2,903)	(3,211)	(3,436)	(14,955)	(16,569)

Net interest income	1,940	1,712	1,657	7,150	6,433

Commissions and fees	3,547	3,224	2,757	13,073	12,952

Trading revenues	(147)	(3)	(27)	1,195	5,020

Other revenues	460	911	101	2,548	1,820

Net revenues	5,800	5,844	4,488	23,966	26,225

Provision for credit losses	70	41	97	170	187

Compensation and benefits	2,720	3,094	3,021	12,530	13,213

General and administrative expenses	1,895	1,862	1,879	7,083	7,372

Commission expenses	456	427	480	1,775	1,992

Total other operating expenses	2,351	2,289	2,359	8,858	9,364

Total operating expenses	5,071	5,383	5,380	21,388	22,577

Income/(loss) before taxes	659	420	(989)	2,408	3,461

Income tax expense/(benefit)	193	101	(397)	589	671

Net income/(loss)	466	319	(592)	1,819	2,790

Net income attributable to noncontrolling interests	69	65	45	336	837

Net income/(loss) attributable to shareholders	397	254	(637)	1,483	1,953

Earnings per share (CHF)

Basic earnings/(loss) per share	0.17	0.16	(0.62)	0.91	1.37

Diluted earnings/(loss) per share	0.17	0.16	(0.62)	0.90	1.36

Media Release
February 7, 2013 Page 13/14

Consolidated balance sheets (unaudited)
end of	4Q12	3Q12	4Q11

Assets (CHF million)

Cash and due from banks	61,763	86,977	110,573

of which reported at fair value	569	475	–

of which reported from consolidated VIEs	1,750	1,116	1,396

Interest-bearing deposits with banks	1,945	2,265	2,272

of which reported at fair value	627	635	405

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	183,455	204,260	236,963

of which reported at fair value	113,664	126,721	158,673

of which reported from consolidated VIEs	117	0	19

Securities received as collateral, at fair value	30,045	32,338	30,191

of which encumbered	17,767	20,598	20,447

Trading assets, at fair value	256,399	288,583	279,553

of which encumbered	70,948	87,338	73,749

of which reported from consolidated VIEs	4,697	5,114	6,399

Investment securities	3,498	3,734	5,160

of which reported at fair value	3,498	3,732	5,158

of which reported from consolidated VIEs	23	28	41

Other investments	12,022	13,111	13,226

of which reported at fair value	8,994	10,062	9,751

of which reported from consolidated VIEs	2,289	2,314	2,346

Net loans	242,223	242,456	233,413

of which reported at fair value	20,000	21,238	20,694

of which encumbered	535	588	471

of which reported from consolidated VIEs	6,053	7,022	5,940

allowance for loan losses	(922)	(897)	(910)

Premises and equipment	5,618	6,724	7,193

of which reported from consolidated VIEs	581	600	646

Goodwill	8,389	8,603	8,591

Other intangible assets	243	281	288

of which reported at fair value	43	65	70

Brokerage receivables	45,768	54,630	43,446

Other assets	72,819	79,330	78,296

of which reported at fair value	37,275	37,469	35,765

of which encumbered	1,495	1,723	2,255

of which reported from consolidated VIEs	14,536	14,837	13,002

Total assets	924,187	1,023,292	1,049,165

Media Release
February 7, 2013 Page 14/14

Consolidated balance sheets (unaudited) (continued)
end of	4Q12	3Q12	4Q11

Liabilities and equity (CHF million)

Due to banks	31,014	40,696	40,147

of which reported at fair value	3,413	3,060	2,721

Customer deposits	308,312	319,832	313,401

of which reported at fair value	4,643	4,521	4,599

of which reported from consolidated VIEs	247	138	221

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	132,721	168,924	176,559

of which reported at fair value	108,784	132,791	136,483

Obligation to return securities received as collateral, at fair value	30,045	32,338	30,191

Trading liabilities, at fair value	90,816	113,933	127,760

of which reported from consolidated VIEs	125	1,211	1,286

Short-term borrowings	18,641	27,588	26,116

of which reported at fair value	4,513	5,091	3,547

of which reported from consolidated VIEs	9,582	10,712	6,141

Long-term debt	148,134	149,719	162,655

of which reported at fair value	65,384	65,018	70,366

of which reported from consolidated VIEs	14,532	14,027	14,858

Brokerage payables	64,676	68,512	68,034

Other liabilities	57,410	58,917	63,217

of which reported at fair value	26,871	29,509	31,092

of which reported from consolidated VIEs	1,228	1,187	746

Total liabilities	881,769	980,459	1,008,080

Common shares	53	53	49

Additional paid-in capital	23,636	23,273	21,796

Retained earnings	28,305	28,025	27,053

Treasury shares, at cost	(459)	(471)	(90)

Accumulated other comprehensive income/(loss)	(15,903)	(15,198)	(15,134)

Total shareholders' equity	35,632	35,682	33,674

Noncontrolling interests	6,786	7,151	7,411

Total equity	42,418	42,833	41,085

Total liabilities and equity	924,187	1,023,292	1,049,165

Fourth Quarter and Full-Year 2012 Results February 7, 2013 Presentation to Investors and Media

Disclaimer Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 and in "Cautionary statement regarding forward-looking information" in our fourth quarter report 2012 filed with the US Securities and Exchange Commission and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under GAAP can be found in this presentation and in our fourth quarter report 2012. Statement regarding Basel 3 disclosures As of January 1, 2013, Basel 3 was implemented in Switzerland, including through the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. In addition, we have calculated our Basel 3 net stable funding ratio (NSFR) based on the current FINMA framework. Changes in the final implementation of the Basel 3 framework in Switzerland or any of our assumptions or estimates could result in different numbers from those in this presentation. February 7, 2013 *

Introduction Brady W. Dougan, Chief Executive Officer

Key Messages (1/2) February 7, 2013 * Strong capital, leverage and liquidity position Solid 4Q12 & consistent results throughout 2012 Underlying pre-tax income of CHF 1.2 bn in 4Q12 with after-tax return on equity of 9% Better close to the year in Private Banking & Wealth Management, driven by transaction and performance fees; pre-tax income of CHF 0.9 bn, up 71% vs. 4Q11; CHF 6.8 bn net new assets in 4Q12 Resilient results in Investment Banking with strong underwriting & advisory results but seasonally lower sales & trading revenues; pre-tax income of CHF 0.3 bn compared to a loss in 4Q11 Underlying pre-tax income of CHF 5.0 bn in 2012 with after-tax return on equity of 10% Continued to have strong market share momentum with our clients across our businesses in 2012 Capital program on track with pro forma "look-through" Swiss core capital ratio of 9.4%; targeted to exceed 10% in mid-2013 Additional 2.8% of loss-absorbing capital in the form of CHF 8.2 bn high-trigger contingent capital in issue (or to be exchanged) leading to pro forma "look-through" Swiss total capital ratio of 12.2% Maintained throughout 2012 a long-term Net Stable Funding Ratio (NSFR) in excess of 100% and short-term liquidity under Swiss regulation in excess of requirement Reduced Group balance sheet by CHF 99 bn in 4Q12 to CHF 924 bn; substantial progress towards target level of below CHF 900 bn On track to meet new FINMA Basel 3 leverage ratio given the already achieved FINMA balance sheet reduction of CHF 129 bn in 4Q12 All data for Core Results. Underlying results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. Pro forma capital ratio assumes successful completion of the capital actions announced in July 2012. End 2013 goal for balance sheet assumes constant FX rates.

Key Messages (2/2) February 7, 2013 * Significant further progress in transforming the business for the new environment Achieved expense savings of CHF 2 bn; 2013 expense savings target increased to CHF 3.2 bn, rising to CHF 4.4 bn by end 2015 Significant progress towards achieving end 2013 Basel 3 RWA target levels Investment Banking reduced to USD 187 bn, close to target of below USD 175 bn Group reduced to CHF 284 bn, close to target of below CHF 280 bn Investment Banking business model aligned with new requirements; focused on leading, high-return franchises expected to deliver a cost/income ratio of 70% and a return on Basel 3 capital above 15% Creation of a combined Private Banking & Wealth Management division to better align product development, advice and distribution further reduce complexity and increase efficiency across the bank achieve a cost/income ratio of 65% and a 6% net new asset growth rate in the medium-term Good start into 2013 Revenues so far this year have been consistent with the good starts we have seen in prior years; with profitability further benefiting from the strategic measures we took in 2012, including our strengthened capital position and our significantly reduced risks and cost base All expense reduction targets are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses. Investment Banking reported and targeted Basel 3 RWA of USD 175 bn (previously USD 180 bn) reflect the transfer of the majority of the Securities Trading & Sales business in Switzerland to Private Banking & Wealth Management. Dividend Proposed total 2012 dividend of CHF 0.75 per share (CHF 0.10 in cash and CHF 0.65 in shares); payout free of Swiss withholding tax Intend to make significant cash returns to shareholders after "look-through" Swiss core capital ratio exceeds 10%

Financial results David Mathers, Chief Financial Officer

Results overview Underlying1 in CHF mn 4Q12 3Q12 4Q11 2012 2011 Net revenues 6,009 6,315 4,082 25,680 23,726 Pre-tax income 1,173 1,203 (975) 5,008 2,371 Net income attributable to shareholders 816 891 (632) 3,577 1,797 Diluted earnings per share in CHF 0.42 0.57 (0.62) 2.32 1.24 Cost/income ratio 79% 80% 122% 80% 89% Return on equity 9% 10% (8)% 10% 6% Reported in CHF mn Net revenues 5,721 5,766 4,473 23,606 25,429 Pre-tax income 596 359 (998) 2,106 2,749 Net income attributable to shareholders 397 254 (637) 1,483 1,953 Diluted earnings per share in CHF 0.17 0.16 (0.62) 0.90 1.36 Return on equity 4% 3% (8)% 4% 6% Net new assets in CHF bn 6.8 5.3 4.5 10.8 46.6 1 Underlying results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. * February 7, 2013

Private Banking & Wealth Management with better close to 2012

in CHF mn	4Q12	3Q12	4Q11	2012	2011
Net revenues	**3,334**	**3,310**	**3,087**	**13,541**	**13,447**
of which significant items[1]	*(67)*	*102*	–	*320*	*15*
Provision for credit losses	68	35	74	182	111
Compensation and benefits	1,293	1,329	1,375	5,561	5,729
Other operating expenses	1,062	1,010	1,106	4,023	4,646
of which litigation provision	–	–	–	–	*478*
Total operating expenses	**2,355**	**2,339**	**2,481**	**9,584**	**10,375**
Pre-tax income	**911**	**936**	**532**	**3,775**	**2,961**
Underlying pre-tax income[2]	**978**	**834**	**532**	**3,455**	**3,424**
Underlying cost/income ratio[2]	69%	73%	80%	72%	74%
Net new assets in CHF bn	6.8	5.3	4.5	10.8	46.6
Assets under management in CHF bn	1,251	1,251	1,185	1,251	1,185

4Q12

- Less pronounced seasonal revenue slowdown, driven by **strong transaction- and performance-based revenues**
- Operating **expenses down 5% vs. 4Q11 and stable from 3Q12** reflects the year-end pattern, partially offset by benefits from continuing efficiency management

2012

- **Stable revenues** despite adverse impact from continued low transaction levels and the low interest rate environment
- **Lower underlying**[2] **operating expenses**, down 3%, reflecting Clariden Leu integration and further efficiency measures
- Underlying **cost/income ratio improved** to 72%

1 Includes Aberdeen gains of CHF 140 mn, CHF 15 mn, CHF 384 mn and CHF 15 mn in 3Q12, 3Q11, 2012 and 2011, respectively, a Wincasa gain of CHF 45 mn in 4Q12 and 2012, impairment of AMF and other equity participations-related losses of CHF (30) mn, CHF (38) mn and CHF (68) mn in 4Q12, 3Q12 and 2012 respectively, losses from planned sale of certain private equity investments of CHF (82) mn in 4Q12 and 2012, and a gain from the sale of a non-core business of CHF 41 mn in 2012. 2 Excludes significant items and litigation provisions

CREDIT SUISSE

February 7, 2013 8

Wealth Management with solid finish to 2012 and benefit from efficiency measures

in CHF mn	4Q12	3Q12	4Q11	2012	2011
Net revenues	**2,209**	**2,184**	**2,119**	**8,952**[1]	**9,085**
Provision for credit losses	36	25	37	110	78
Total operating expenses	**1,683**	**1,661**	**1,811**	**6,821**	**7,561**
of which litigation provision	–	–	–	–	*478*
Pre-tax income	**490**	**498**	**271**	**2,021**	**1,446**
Underlying pre-tax income[2]	**490**	**498**	**271**	**1,980**	**1,924**
Underlying cost/income ratio[2]	76%	76%	85%	77%	78%
Net new assets in CHF bn	2.9	5.1	4.9	19.0	37.4
Assets under management in CHF bn	799	803	750	799	750

More resilient 4Q12

- Despite continued headwinds with risk-averse client base and low interest rates
- Improved transaction revenues mitigated the usual year-end slowdown

Full-year 2012 results evidence improvements from actions taken

- **Expenses down 4%**[3] reflecting efficiency measures, including Clariden Leu integration
- **Stable revenues**, benefitting from 5% higher average asset base, higher revenues from lending and integrated solutions
- Underlying **cost/income ratio improved** to 77%

1 Including gain related to the sale of a non-core business of CHF 41 mn in 2Q12
2 Excluding gain related to the sale of a non-core business of CHF 41 mn in 2Q12 and litigation provision of CHF 478 mn in 3Q11
3 Excluding litigation provision of CHF 478 mn in 3Q11

CREDIT SUISSE
February 7, 2013 9

Full-year Wealth Management revenues drop marginally but with stronger 4Q12 transaction and performance fees February 7, 2013 * Higher revenues driven by semi-annual performance revenues, higher revenues from integrated solutions, partially offset by lower foreign exchange fees from client transactions 2,209 2,184 2,119 115 26 43 46 110 28 39 43 110 31 38 41 736 794 800 Gross margin in basis points 8,952 9,085 122 33 44 45 114 31 40 42 747 782 Net revenues in CHF mn UHNWI = Ultra-high-net-worth individuals 1 Includes gains of CHF 35 mn related to a change in life insurance accounting. 2 Includes gains of CHF 41 mn related to the sale of a non-core business in 2Q12 Continued impact from strategic growth focus in emerging markets and UHNWI client segment Continued impact from low interest rate environment, partly offset by higher loan volumes Average assets under management in CHF bn Transaction- and performance-based revenues Recurring commissions & fees Net interest income 36% 40% 41% 36% 41% Ultra High Net Worth Individuals' share 4Q12 vs. 3Q12 4Q12 gross margin maintained at 110 bp +5% 6221 2,4611 Other revenues2 4Q12 2012

2012 pre-tax income improvement in Wealth Management business reflecting benefits from strategic initiatives February 7, 2013 * Underlying pre-tax income progression in CHF mn Transaction revenues 2012 2011 Recurring revenues Interest income Increased regulatory costs Cost efficiency initiatives Other cost items & credit provisions Initiatives delivered CHF 300 mn benefit in 2012 Lower despite CHF 120 mn benefit from growth initiatives = 300 Benefits from profitability initiatives and business growth more than compensate impact from continued market headwinds Successful Clariden Leu integration with material cost savings and asset retention in line with expectations Rationalize front office support functions and simplification of operating platform Streamline offshore affluent client coverage model Continued rationalizations of pricing structures Improved profitability in several key onshore businesses

Corporate & Institutional business with continued strong profit contribution February 7, 2013 * 1 Other revenues include fair value changes on the Clock Finance transaction and CHF 25 mn gain related to a recovery case in 4Q12 4Q12 Strong revenue development driven by strong commissions Continued low credit provisions as a result of well diversified credit portfolio and strong risk management Solid net new assets of CHF 1.1 bn Strong cost/income ratio of 51% 2012 Increase in pre-tax income despite moderately higher credit provisions Improved cost/income ratio to 52% Loan volume increased 7% during the year in CHF mn 4Q12 3Q12 4Q11 2012 2011 Net interest income 306 301 304 1,207 1,185 Recurring commission & fees 115 105 96 450 421 Trans. & perf.-based revenues 107 111 93 479 476 Other revenues1 19 (9) (8) (10) (17) Net revenues 547 508 485 2,126 2,065 Provision for credit losses 32 10 37 72 33 Total operating expenses 277 284 277 1,110 1,111 Pre-tax income 238 214 171 944 921 Cost/income ratio 51% 56% 57% 52% 54% Net new assets in CHF bn 1.1 0.1 2.6 1.5 5.3 Assets under management in CHF bn 224 220 203 224 203

Asset Management results with strong 4Q12 profitability, benefiting from higher performance fees

in CHF mn	4Q12	3Q12	4Q11	2012	2011
Net revenues	**578**	**618**	**483**	**2,463**	**2,297**
of which significant items[1]	*(67)*	*102*	–	*279*	*15*
Total operating expenses	**395**	**394**	**393**	**1,653**	**1,703**
Pre-tax income	**183**	**224**	**90**	**810**	**594**
Underlying pre-tax income[2]	**250**	**122**	**90**	**531**	**579**
Underlying cost/income ratio[2]	61%	76%	81%	76%	75%
Fee-based margin in basis points	69	48	53	54	52
Net new assets in CHF bn	2.5	(0.5)	(6.7)	(9.0)	5.2
Assets under management in CHF bn	372	369	365	372	365

4Q12

- Underlying **pre-tax income of CHF 250 mn,** up significantly vs. 3Q12 and 4Q11
- Significantly **higher performance fees**
- **Private equity losses** in connection with the planned sale of certain investments, partly offset by realizations
- **CHF 2.5 bn net new assets** with inflows in credit, index strategies and hedge funds products, partially offset by outflows from fixed income products

2012

- Fee based **margin improved to 54 bp**
- **Lower operating expenses** on reduced compensation and impact of efficiency measures offset by transaction and restructuring costs

1 Includes Aberdeen gains of CHF 140 mn, CHF 15 mn, CHF 384 mn and CHF 15 mn in 3Q12, 3Q11, 2012 and 2011, respectively, a Wincasa gain of CHF 45 mn in 4Q12 and 2012, impairment of AMF and other equity participations-related losses of CHF (30) mn, CHF (38) mn and CHF (68) mn in 4Q12, 3Q12 and 2012, respectively, and losses from planned sale of certain private equity investments of CHF (82) mn in 4Q12 and 2012.
2 Excludes significant items from revenues

CREDIT SUISSE February 7, 2013 13

Asset Management with higher fee-based revenues and good expense management February 7, 2013 * Underlying pre-tax income progression 4Q12 in CHF mn 3Q12 4Q12 Higher fee-based revenues +105% Underlying pre-tax income progression 2012 in CHF mn 2011 2012 Higher fee-based revenues Lower investment-related & other revenues (8)% Stable expenses Lower investment-related & other revenues Lower expenses Underlying cost/income ratio 76% 61% 75% 76% See previous slide for an explanation of underlying results

Wealth Management with solid growth in asset gathering February 7, 2013 * 2012 net new assets growth rate of 3.5%, when adjusted for outflows due to Clariden Leu integration; growth rate of 4.5%, if also adjusted for Western European outflows Ultra-high net worth clients with continued solid growth across all regions Strong growth in emerging markets, including Asia Pacific’s growth rate of 11.4% for 2012 Wealth Management net new assets in 2012 in CHF bn 1 Excluding outflows from Clariden Leu of CHF (4.1) bn and CHF (3.4) bn in 1Q12 and 2Q12, respectively and excluding outflows from Western Europe of CHF (1.4) bn, CHF (1.4) bn, CHF 0.3 bn and CHF (4.4) bn in 1Q12, 2Q12, 3Q12 and 4Q12 respectively. Adjusted inflows1 Clariden Leu outflows Western European outflows One-off impacts 2012 net new assets 3Q12 4Q12 1Q12 2Q12 33.4 (14.4)

Significant items partly mask continued strong inflows across all regions, especially from emerging markets

Private Banking & Wealth Management net new assets in 2012 in CHF bn



40.6
(29.8)
Corporate & Institutional Clients
1.5
Asset Management[2]
5.7
EMEA
5.7
Switzerland
5.7
Wealth Management Clients[1]
Asia Pacific
11.0
Americas
11.0
(14.7)
Single client mandate outflow 1Q12
(6.9)
Western European outflows
(7.5)
Clariden Leu outflows
(0.7)
Managed across businesses[3]
10.8
Adjusted inflows
One-off impacts
2012 net new assets

- Net inflows in 2012 adversely affected by significant Western European outflows and the Clariden Leu integration
- Continued growth in Asia Pacific and Americas driven by inflows from emerging markets
- EMEA with good contribution from Eastern European inflows
- Switzerland with continued positive inflows
- 4Q12 with gross assets inflows of CHF 11.2 bn bn before Western European outflows of CHF (4.4) bn

1 Excluding outflows from Clariden Leu of CHF (0.9) bn, CHF (0.9) bn, CHF (3.4) bn and CHF (2.3) bn in Americas, Asia Pacific, Switzerland and EMEA, respectively and excluding outflows from Western Europe of CHF (6.9) bn in EMEA. 2 Excluding CHF (14.7) bn outflows from single client mandate. 3 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients.

CREDIT SUISSE
February 7, 2013 16

Substantial benefits from new combined Private Banking & Wealth Management division and ongoing initiatives February 7, 2013 * Realization of further efficiencies Strategic focus areas Market & Client Coverage Streamline offshore affluent client coverage model / increase AuM per relationship manager De-layer client coverage and market management structure in Switzerland Invest in selected growth markets and focus on mature on-shore markets with above target profitability Product Delivery Streamline delivery value chain and eliminate overlaps Materially reduce number of products and scale lead offering Strengthen banking product offering outside Switzerland Total expense savings Savings from establishing a combined division and other measures Private Banking & Wealth Management expense reduction target by end 2015 in CHF mn Part of group wide CHF 4 bn expense reduction announced in 3Q12 Achieved in 2012 Continued initiatives

Update to KPI for Private Banking & Wealth Management February 7, 2013 * Key Performance Indicator (KPI) 6% Wealth Management Clients Annual net new asset growth rate 65% Private Banking & Wealth Management Cost / income ratio Emerging markets Mature markets Western European cross-border 6% to 10% 2% to 4% (5%) to (10%) 6% to 10% 2% to 4% 1% Overall 3% to 4% 6% 2013 through 2015 Long-term 1 We define goals for our Key Performance Indicators (KPIs) that are to be achieved over a three to five year period across market cycles and income statement-based KPIs will be measured on underlying results. Goal1 Comment Changed from previous PB and AM pre-tax margin goals of >35% Maintained 2012 2011 3% 72% 5% 74% (underlying) (underlying) Delivering our targeted further CHF 650 mn expense savings would result in a 500 basis points improve-ment in the 2012 underlying cost/income ratio Additional 200 basis points improvement would come from PB&WM's share of infrastructure savings WMC net new asset growth

Full year 2012 Investment Banking results demonstrate continued improvements in operating and capital efficiencies

in CHF mn	4Q12	3Q12	4Q11	2012	2011
Net revenues	**2,664**	**3,184**	**1,048**	**12,558**	**10,460**
Provision for credit losses	2	6	23	(12)	76
Compensation and benefits	1,172	1,477	1,320	6,070	6,471
Other operating expenses	1,192	1,218[1]	1,133	4,498[1]	4,506
Total operating expenses	2,364	2,695	2,453	10,568	10,977
Pre-tax income	**298**	**483**	**(1,428)**	**2,002**	**(593)**
Cost/income ratio	89%	85%	–	84%	105%
Basel 3 RWA in USD bn	187	200	242	187	242
Normalized return on Basel 3 capital[2]	4%	9%	–	9%	–
Normalized return on Basel 3 capital[2] (ex wind-down)	8%	11%	–	14%	–
Total assets in USD bn	716	801	841	716	841

- Substantially **higher revenues** and returns in 2012 on **reduced cost base, lower risk and lower capital usage**
- Significantly **higher fixed income results** reflecting **more favorable market conditions** and **strength of repositioned franchise**
- **RWA reduced by** USD 55 bn and USD 13 bn from 4Q11 and 3Q12, respectively, with further substantial progress towards **target of below USD 175 bn[3] by year-end 2013**
- Normalized return on capital improved to **9%** in 2012; achieved normalized return of **14%** excluding losses from wind-down portfolio
- **4Q12** results lower vs. 3Q12 due to seasonal trends and exacerbated by higher wind-down portfolio losses

1 Includes certain litigation provisions totaling CHF 136 mn. 2 Normalized returns are non-GAAP financial measures. A calculation of reported return on Basel 3 capital and a reconciliation for normalized after-tax return on Basel 3 allocated capital is included in the supplemental slides of this presentation. 3 Reported and targeted Basel 3 RWA of USD 175 bn (previously USD 180 bn) reflect the transfer of the majority of the Securities Trading & Sales business in Switzerland to Private Banking & Wealth Management.

CREDIT SUISSE February 7, 2013 19

Stronger Fixed Income revenues and expense reductions across all businesses driving increased pre-tax income in 2012 * February 7, 2013 Investment Banking pre-tax income progression (in USD mn) Revenues 2,076 2011 pre-tax income in USD Fixed income sales and trading Equity sales and trading & other Provisions for credit losses Total operating expenses 2012 pre-tax income in USD 2012 pre-tax income in CHF Net FX translation impact from USD to CHF Underwriting & advisory

Transformation of Fixed Income business largely complete; results demonstrate the strength of our Basel 3 compliant model

Fixed income sales & trading revenues in CHF mn



Basel 3 RWA USD 176 bn
(31)%
Basel 3 RWA USD 122 bn
(149)
1'927
1'108
1'427
887
+60%
3'341
5'349
4Q11
1Q12
2Q12
3Q12
4Q12
2011
2012

Fixed income sales & trading revenues **in USD mn**						
4Q11	1Q12	2Q12	3Q12	4Q12	2011	2012
(168)	2,121	1,177	1,495	958	3,675	5,751

2012 vs. 2011

- **Successful transformation of Fixed Income franchise**; fully compliant with Basel 3 capital and liquidity rules
  - **Revenues** increased 60% while Basel 3 risk-weighted assets reduced by 31%
  - Entering 2013 with **significantly lower expected drag from wind-down portfolio losses**
  - **Return on capital** in fixed income **improved to Investment Banking division average**

4Q12 vs. 3Q12

- **Lower revenues reflecting usual seasonality**, exacerbated by higher losses from wind-down portfolio[1] in 4Q12 as well as a weak performance in Rates
- Continued strong **Securitized Products and Credit** results, albeit reflecting seasonal decline in client activity
- Resilient **Emerging Markets** revenues driven by strong performance in Brazil

1 Wind-down revenue losses of CHF 130 mn in 4Q12 vs. losses of CHF 60 mn in 3Q12

CREDIT SUISSE February 7, 2013 21

Stable equity sales & trading revenues impacted by continued muted client activity levels * February 7, 2013 2012 vs. 2011 Results were resilient despite lower trading volumes and client activity in 2012 relative to 2011 Basel 3 risk-weighted assets reduced by 3% to USD 34 bn 4Q12 vs. 3Q12 Higher Prime Services results reflecting higher client balances offset by lower hedge fund activity and leverage levels Improved Cash Equities results reflecting continued market leading position and higher US volumes relative to 3Q12 Improved Derivatives performance driven by higher industry volumes Lower results in Fund-Linked Products and lower results in Convertibles Equity sales & trading revenues in CHF mn 1,496 1,140 983 4,852 4,647 Equity sales & trading revenues in USD mn 1,028 809

Continued strong underwriting & advisory results driven by robust global debt issuance volumes and M&A activity February 7, 2013 * Underwriting & Advisory revenues in CHF mn Equity underwriting Advisory Debt underwriting 814 665 1,064 3,369 3,443 Underwriting & Advisory revenues in USD mn 901 556 2012 vs. 2011 Stronger debt underwriting and M&A and advisory revenues partly offset by lower equity underwriting results due to low industry issuance levels Revenues increased 8% from 2011; increasing momentum in the second half with 4Q12 as our strongest quarter of the year 4Q12 vs. 3Q12 Robust debt underwriting results reflect strong new issue activity compared to 3Q12, particularly in high yield Subdued equity underwriting revenues driven by lower levels of IPO and follow-on offerings Strong advisory results reflect higher industry completed M&A volumes in the quarter +93% +8%

Highly focused strategy in Investment Banking towards high market share and high return businesses February 7, 2013 * Optimize capital allocation by product and region as well as cost reductions to improve returns 8% 37% 55% 2012 Investment Bank (market share position vs. return on Basel 3 capital) Return on Basel 3 capital2 High Credit Suisse market share position Low Majority of capital allocated to market leading businesses Returns expected to improve driven by planned cost savings and improving market conditions Optimize risk and capital utilization across the franchise % of Investment Banking capital base1 Further reduction in costs and allocated capital to improve returns Continue to ensure full suite of products offerings for IB and PB&WM clients 1 Percent of capital base reflects Basel 3 risk-weighted assets at year-end 2012 for ongoing businesses. 2 Presentation based on our internal reporting structure. Bubble size reflects relative capital usage at year-end 2012 Investment Banking Equities Fixed Income

Continued improvement in normalized return driven by increased capital and operating efficiency * February 7, 2013 1 Normalized returns are non-GAAP financial measures. A calculation of reported return on Basel 3 capital and a reconciliation for normalized after-tax return on Basel 3 allocated capital is included in the supplemental slides of this presentation. 2 Adjusted for 3Q12 significant litigation provision Investment Banking normalized after-tax return on Basel 3 allocated capital1 2011 Higher revenues Lower costs2 RWA reduction 2012 2012 ongoing business 14% Impact on normalized return 242 187 174 Basel 3 risk-weighted assets in USD bn (2)% up 4% up 3% up 5% up 4% Wind-down portfolio impact Improvement in normalized after-tax return on Basel 3 allocated capital to 14% for ongoing businesses in 2012 2012 results include pre-tax loss of USD 852 mn from wind-down portfolio Anticipate further improvement in 2013 due to: Planned cost savings Lower drag from wind-down portfolio Further risk-weighted assets reduction 9%

Update to KPI for Investment Banking: cost/income goal set at 70% February 7, 2013 * Source: Operational Business Plan. 1 We define goals for our Key Performance Indicators (KPIs) that are to be achieved over a three to five year period across market cycles and income statement-based KPIs will be measured on underlying results. We are targeting a significant improvement in the cost/income ratio over the next 3 years driven by: Continued expense reductions and cost rationalization Reduced revenue drag from wind-down portfolio Improved revenue growth in Emerging Markets and Securitized Products Expected market improvement in Cash Equities, Equity Derivatives and M&A 2012 Target 2015 Efficiency measures Business growth & initiatives down (8)% down (3)% Cost/income ratio goal down (3)% Lower revenue drag from wind-down portfolio Key performance indicator 70% Investment Banking Cost / income ratio Goal1 Comment Changed from previous pre-tax margin goal of >25%

Credit Suisse 2012 results reflect CHF 2 bn, or 10%, of expense savings since the announcement of expense measures in mid 2011 February 7, 2013 * All data for Core Results. The net PAF2 adjustment assumes that share-plan-based awards (with 3-year vesting) had been awarded in lieu of PAF2 awards (with accelerated vesting). All expense reduction targets are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses. 6M11 adjusted Group expense reduction achieved in CHF bn 2012 reported 2012 adjusted Savings CHF 2.0 bn achieved Adjustments from 6M11 reported: Variable compensation (1,012) Realignment costs (142) Total (1,154) Adjustments from 2012 reported: Variable compensation (1,395) Realignment costs (665) Net PAF2 expense (282) FX impact (299) Significant litigation (136) Total (2,777) 20.5 annualized 10.3 2011 reported 22.5

Group savings to increase by CHF 0.4 bn due to the PB&WM combination, leading to cumulative reductions of CHF 4.4 bn by end 2015

Group expense reductions target in CHF bn



Previous targets
0.4
0.3
1.3
2.0
1.25
0.65
0.5
0.6
by end 2015
0.6
by end 2014
1.2
in 2013
2.0
Achieved in 2012
4.4
3.8
3.2
4.0
3.5
3.0
Infrastructure
Private Banking & Wealth Management
Investment Banking
Achieved
To come
Total savings

New and continued initiatives

Infrastructure (CHF 0.4 bn achieved, CHF 1.25 bn to come)

- Consolidation of fragmented and duplicate shared services
- Continued consolidation of technology applications
- Leverage global deployment opportunities
- Continued efficiency improvement across all shared services and related to the combination of former PB and AM divisions

Private Banking & Wealth Management (CHF 0.3 bn achieved, CHF 0.65 bn to come)

- Streamline front office support functions
- Clariden Leu merger
- Streamline offshore affluent client coverage model
- Simplification of operating platform
- Increased offshoring
- Establishment of new division leading to realization of further efficiencies

Investment Banking (CHF 1.3 bn achieved, CHF 0.5 bn to come)

- Deliver cost benefits from initiatives already completed in 2012
- Continue to rationalize businesses in certain geographies

Note: All expense reduction targets are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses.

CREDIT SUISSE

February 7, 2013 28

Further substantial Basel 3 RWA reduction February 7, 2013 * Close to CHF 90 bn reduction in Basel 3 RWA since 3Q11 Further CHF 12 bn reduction in Investment Banking achieved in 4Q12 Significant progress towards end 2013 target level of below CHF 280 bn Goal (23)% Investment Banking FX impact Other Note: 2013 goal assumes constant FX rates Year-end 2013 4Q11 3Q11 4Q12 3Q12 < 280 Basel 3 risk-weighted assets (RWA) in CHF bn

Strengthened capital position and accelerated transition to the end 2018 requirements February 7, 2013 Basel 2.5 capital ratios * 2Q12 3Q12 4Q12 "Look-through" Basel 3 capital ratios 3Q12 Reported Swiss core capital1 Swiss total capital1,2 16.5% 12.5% Core tier 1 ratio 18.5% 14.7% 19.5% 15.6% BIS common equity tier 1 ratio 7.5% 8.1% 1 Includes existing USD 3 bn Tier 1 participation securities (with a haircut of 20%). 2 Includes issued high-trigger Buffer Capital Notes ("CoCos") of CHF 4.1 bn. 3 Pro forma calculation assumes successful completion of the capital actions announced in July 2012 Tier 1 capital ratio Pro forma3 9.1% 10.5% 8.2% 9.6% 4Q12 8.4% 9.4% 10.8% Mid 2013 Swiss core capital target 10%

Significant further reduction in balance sheet; already close to year-end 2013 target level of below CHF 900 bn * Total assets in CHF bn Target year-end 2013 (10)% February 7, 2013 Note: The end 2013 measures assume constant FX rates 1 Assumes CET1 capital of CHF 28 bn (ie 10% of CHF 280 bn Basel 3 RWA), plus adding back current regulatory deductions of CHF 16.3 bn (goodwill etc) / CHF 900 bn total assets 3Q12 4Q12 < 900 Progress during 4Q12 CHF 99 bn lower total assets driven by: CHF 69 bn reductions in Fixed Income and Equities (IB) CHF 20 bn reductions in 3rd party cash/deposits held with central banks (PB&WM) Outlook until end 2013 Continue to target further balance sheet reduction to below CHF 900 bn by end 2013 with limited revenue impact expected Notional gross balance sheet leverage Under the current FINMA regulatory balance sheet requirement (excluding Swiss lending and cash at central banks), leverage ratio stands at 5.8% With a targeted notional balance sheet total of CHF 900 bn and a pro forma shareholders' equity1, the gross leverage ratio would stand at 4.9%

Significant progress made towards meeting new long-term Swiss capital leverage requirement * February 7, 2013 Note: The end 2013 measures assume constant FX rates 1 Add-ons relating to cash collateral netting reversals and off-balance sheet derivative exposures and guarantees and commitments. Progress during 4Q12 In addition to the balance sheet reduction, a reduction in exposure add-ons to CHF 352 bn at end 2012 was achieved in 4Q12 A further reduction is planned to achieve a total exposure of below CHF 1,170 bn by end 2013 Future FINMA Basel 3 leverage ratio Under the Swiss capital leverage rules, Credit Suisse will have to achieve a leverage ratio based on Basel 3 CET1 capital plus Contingent Capital notes, divided by on-balance sheet assets plus certain off-balance sheet commitments ("add-ons") Assuming risk-weighted assets of CHF 280 bn, this will require Credit Suisse to operate with an on and off-balance sheet total exposure of less than CHF 1,170 bn by January 1, 2019 Total assets and FINMA exposures in CHF bn Target year-end 2013 < 900 (8)% 4Q12 1,405 < 1,170 < 270 FINMA total exposure Exposure add-ons1 Total assets (US GAAP) 3Q12 1,276

Strong funding and liquidity

Assets and liabilities by category, end 4Q12 in CHF bn


924
Reverse repo 143
Encumbered trading assets 71
Funding-neutral assets[1] 123
Cash & due from banks 64
Unencumbered liquid assets[3] 151
Loans[4] 237
Other longer-maturity assets 135
Match funded
337
587
120% coverage
924
Repo 163
Short positions 51
Funding-neutral liabilities[1] 123
Other short-term liab.[2] 39
Due to banks 54
Short-term borrowings 19
Deposits[5] 285
Long-term debt 148
Total equity 42
Assets
Equity & Liabilities

- **Well prepared for Basel 3 liquidity** requirements
  - Basel 3 Net Stable Funding Ratio[6] (1-year) in excess of 100%
  - Short-term (30 days) liquidity under Swiss regulation in excess of requirement
- Funding and CDS **spreads have narrowed further** in the last quarter, both absolute and relative to peers
- Significant amount of **balance sheet remains unencumbered**; utilized only 14%[7] of Swiss mortgage book for secured long-term funding

1 Primarily brokerage receivables/payables, positive/negative replacement values and cash collateral 2 Primarily includes excess of funding neutral liabilities (brokerage payables) over corresponding assets 3 Primarily includes unencumbered trading assets, investment securities and excess reverse repo agreements, after haircuts 4 Excludes loans with banks 5 Excludes due to banks and certificates of deposits 6 Estimate under current FINMA framework. Basel 3 liquidity rules and FINMA framework are not finalized; amounts and statements and ratios shown here are based on interpretation of current proposals 7 As of 4Q12. Represents ratio of notional amount of covered bonds (incl. Swiss Pfandbrief) issued in relation to notional amount of mortgages outstanding for Credit Suisse AG

CREDIT SUISSE
February 7, 2013 33

Summary Brady W. Dougan, Chief Executive Officer

February 7, 2013 * Capital program on track with pro forma "look-through" Swiss core capital ratio of 9.4% and the ratio targeted to exceed 10% in mid-2013 Achieved expense savings of CHF 2 bn; increased 2013 target to CHF 3.2, rising to CHF 4.4 bn by end 2015 Solid 4Q12 with underlying pre-tax income of CHF 1.2 bn and after-tax RoE of 9% Consistent 2012 with underlying pre-tax income CHF 5.0 bn and after-tax RoE of 10% Strong year-end performance in Private Banking & Wealth Management with pre-tax income of CHF 0.9 bn compared to CHF 0.5 bn in 4Q11 Overall balance sheet reduced by CHF 99 bn to CHF 924 bn; substantially ahead in progress towards target level of below CHF 900 bn Substantially increased the actual and prospective returns in Investment Banking by reducing costs & capital while increasing market share and revenues Underlying results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. Pro forma capital ratio assumes successful completion of the capital actions announced in July 2012. All expense reduction targets are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses. End 2013 goal for balance sheet total assumes constant FX rates Summary

Supplemental slides February 7, 2013 Slide Reconciliation from reported to underlying results 2012 and 2011 37 to 38 Reconciliation to normalized return on Basel 3 allocated capital in Investment Banking 39 to 40 Investment Banking results in USD 41 Fixed Income revenue mix 42 Fixed Income and Equities Basel 3 risk-weighted assets reduction 43 Results in the Corporate Center 44 Group expense reduction to 2015 baseline 45 Collaboration revenues 46 Revenue and expenses currency mix 47 Transitional and "look-through" Swiss core capital ratio at end 4Q12 48 "Look-through" Swiss core capital ratio development in 4Q12 49 Transitional FINMA Basel 3 capital and leverage ratio requirements ("glide path") 50 Pro forma "look-through" Swiss leverage ratio calculation 51 Adjusted assets leverage 52 Loan portfolio characteristics 53 to 54 Libor and US tax matters 55 to 56 *

Reconciliation from reported to underlying results 2012

CHF mn	Reported				Impact from movements in credit spreads on own liabilities			
	1Q12	2Q12	3Q12	4Q12	1Q12	2Q12	3Q12	4Q12
Net revenues	**5,878**	**6,241**	**5,766**	**5,721**	**1,554**	**(39)**	**1,025**	**372**
Prov. for credit losses / (release)	34	25	41	70	–	–	–	–
Total operating expenses	5,804	5,105	5,366	5,055	–	–	(23)	(4)
Pre-tax income	**40**	**1,111**	**359**	**596**	**1,554**	**(39)**	**1,048**	**376**
Income tax expense / (benefit)	(16)	311	101	193	444	(21)	183	72
Noncontrolling interests	12	12	4	6	–	–	–	–
Net income	**44**	**788**	**254**	**397**	**1,110**	**(18)**	**865**	**304**
Return on equity	0.5%	9.2%	2.9%	4.4%				

CHF mn	Business realignment costs				Sale of Aberdeen AM stake			Gain on non-core business sale
	1Q12	2Q12	3Q12	4Q12	1Q12	2Q12	3Q12	2Q12
Net revenues	**–**	**7**	**8**	–	**(178)**	**(66)**	**(140)**	**(41)**
Prov. for credit losses / (release)	–	–	–	–	–	–	–	–
Total operating expenses	(68)	(176)	(136)	(285)	–	–	–	–
Pre-tax income	**68**	**183**	**144**	**285**	**(178)**	**(66)**	**(140)**	**(41)**
Income tax expense / (benefit)	21	43	44	95	(32)	(8)	(18)	(4)
Noncontrolling interests	–	–	–	–	–	–	–	–
Net income	**47**	**140**	**100**	**190**	**(146)**	**(58)**	**(122)**	**(37)**
Return on equity								

CHF mn	Impairment of AMF and other losses[1]		Real estate sale		Certain significant litigation provisions in IB	Gain on Wincasa sale	Private Equity write down[2]	Underlying			
	3Q12	4Q12	3Q12	4Q12	3Q12	4Q12	4Q12	1Q12	2Q12	3Q12	4Q12
Net revenues	**38**	**30**	**(382)**	**(151)**	–	**(45)**	**82**	**7,254**	**6,102**	**6,315**	**6,009**
Prov. for credit losses / (release)	–	–	–	–	–	–	–	34	25	41	70
Total operating expenses	–	–	–	–	(136)	–	–	5,736	4,929	5,071	4,766
Pre-tax income	**38**	**30**	**(382)**	**(151)**	**136**	**(45)**	**82**	**1,484**	**1,148**	**1,203**	**1,173**
Income tax expense / (benefit)	15	12	(57)	(31)	40	–	10	417	321	308	351
Noncontrolling interests	–	–	–	–	–	–	–	12	12	4	6
Net income	**23**	**18**	**(325)**	**(120)**	**96**	**(45)**	**72**	**1,055**	**815**	**891**	**816**
Return on equity								12.4%	9.3%	9.6%	8.7%

CHF mn	Reported	Impact from movements in credit spreads on own liabilities	Business realignment costs	Sale of Aberdeen AM stake	Gain on non-core business sale	Impairment of AMF and other losses[1]	Real estate sale	Certain significant litigation provisions in IB	Gain on Wincasa sale	Private Equity write down[2]	Underlying
	2012	2012	2012	2012	2012	2012	2012	2012	2012	2012	2012
Net revenues	**23,606**	**2,912**	**15**	**(384)**	**(41)**	**68**	**(533)**	**–**	**(45)**	**82**	**25,680**
Prov. for credit losses / (release)	170	–	–	–	–	–	–	–	–	–	170
Total operating expenses	21,330	(27)	(665)	–	–	–	–	(136)	–	–	20,502
Pre-tax income	**2,106**	**2,939**	**680**	**(384)**	**(41)**	**68**	**(533)**	**136**	**(45)**	**82**	**5,008**
Income tax expense / (benefit)	589	678	203	(58)	(4)	27	(88)	40	–	10	1,397
Noncontrolling interests	34	–	–	–	–	–	–	–	–	–	34
Net income	**1,483**	**2,261**	**477**	**(326)**	**(37)**	**41**	**(445)**	**96**	**(45)**	**72**	**3,577**
Return on equity	4.3%										10.0%

1 Equity participations-related losses 2 Losses in connection with the planned sale of certain private quity investments IB = Investment Banking

CREDIT SUISSE February 7, 2013 37

Reconciliation from reported to underlying results 2011

CHF mn	Reported				Impact from movements in credit spreads on own liabilities				Business realignment costs			Real estate sale	Sale of Aberdeen AM stake	Non-credit-related provision	Underlying			
	1Q11	2Q11	3Q11	4Q11	1Q11	2Q11	3Q11	4Q11	2Q11	3Q11	4Q11	2Q11	3Q11	3Q11	1Q11	2Q11	3Q11	4Q11
Net revenues	**7,813**	**6,326**	**6,817**	**4,473**	**703**	**(104)**	**(1,824)**	**(391)**	–	–	–	(72)	(15)	–	**8,516**	**6,150**	**4,978**	**4,082**
Prov. for credit losses / (release)	(7)	13	84	97	–	–	–	–	–	–	–	–	–	–	(7)	13	84	97
Total operating expenses	6,195	5,227	5,697	5,374	–	–	–	–	(142)	(291)	(414)	–	–	(478)	6,195	5,085	4,928	4,960
Pre-tax income	**1,625**	**1,086**	**1,036**	**(998)**	**703**	**(104)**	**(1,824)**	**(391)**	**142**	**291**	**414**	**(72)**	**(15)**	**478**	**2,328**	**1,052**	**(34)**	**(975)**
Income tax expense / (benefit)	465	271	332	(397)	166	(29)	(543)	(59)	48	82	77	(12)	(2)	50	631	278	(81)	(379)
Noncontrolling interests	21	47	21	36	–	–	–	–	–	–	–	–	–	–	21	47	21	36
Net income	**1,139**	**768**	**683**	**(637)**	**537**	**(75)**	**(1,281)**	**(332)**	**94**	**209**	**337**	**(60)**	**(13)**	**428**	**1,676**	**727**	**26**	**(632)**
Return on equity	13.4%	9.7%	8.7%	(7.7)%											19.6%	9.0%	0.3%	(7.7)%

CHF mn	Reported	Impact from movements in credit spreads on own liabilities	Business realignment costs	Real estate sale	Sale of Aberdeen AM stake	Non-credit-related provision	Underlying
	2011	2011	2011	2011	2011	2011	2011
Net revenues	**25,429**	**(1,616)**	**–**	**(72)**	**(15)**	**–**	**23,726**
Prov. for credit losses / (release)	187	–	–	–	–	–	187
Total operating expenses	22,493	–	(847)	–	–	(478)	21,168
Pre-tax income	**2,749**	**(1,616)**	**847**	**(72)**	**(15)**	**478**	**2,371**
Income tax expense / (benefit)	671	(465)	207	(12)	(2)	50	449
Noncontrolling interests	125	–	–	–	–	–	125
Net income	**1,953**	**(1,151)**	**640**	**(60)**	**(13)**	**428**	**1,797**
Return on equity	6.0%						5.5%

Note: numbers may not add to total due to rounding

CREDIT SUISSE

February 7, 2013 38

Reconciliation of reported to normalized after-tax return on Basel 3 allocated capital in Investment Banking February 7, 2013 * Investment Banking in USD mn Reported pre-tax income 331 500 (1,572) 2,150 Net PAF2 expense1 (56) (57) – 202 Certain significant litigation provisions – 145 – 145 Normalized pre-tax income 275 588 (1,572) 2,497 Income tax expense (@ 25% tax rate) 69 147 393 (624) Normalized net income 206 441 (1,179) 1,873 Normalized return on allocated capital 4% 9% – 9% Investment Banking in USD mn Reported pre-tax income 331 500 (1,572) 2,150 (755) Income tax expense (@ 25% tax rate) (83) (125) 393 (538) 189 Net income 248 375 (1,179) 1,612 (566) Return on allocated capital 5% 7% – 8% (2)% Investment Banking in USD bn 4Q12 3Q12 4Q11 2012 2011 Allocated capital (10% of average Basel 3 RWAs) 19.4 20.1 26.5 20.8 29.6 1 This calculation assumes that share-based plan awards (with 3-year vesting) awarded in lieu of PAF2 awards. For 2012 the calculation assumes that share-based plan awards (with 3-year vesting) of USD (253) mn have been awarded in lieu of PAF2 awards (with accelerated vesting) of USD (455) mn.

Reconciliation of reported to ongoing normalized after-tax return on Basel 3 allocated capital in Investment Banking February 7, 2013 * Investment Banking in USD mn Reported pre-tax income 331 500 (1,572) 2,150 (755) Wind-down portfolio pre-tax income 199 103 393 852 856 Net PAF2 expense1 (55) (56) – 197 – Certain significant litigation provisions – 145 – 145 – Ongoing normalized pre-tax income 475 692 (1,179) 3,344 101 Income tax expense (@ 25% tax rate) (119) (173) 295 (836) (25) Ongoing normalized net income 356 519 (884) 2,508 76 Ongoing normalized return on allocated capital 8% 11% – 14% 0% Ongoing Investment Banking in USD bn 4Q12 3Q12 4Q11 2012 2011 Allocated capital (10% of average Basel 3 RWAs) 18.0 18.7 21.3 18.5 24.1 1 This calculation assumes that share-based plan awards (with 3-year vesting) awarded in lieu of PAF2 awards. For 2012 the calculation assumes that share-based plan awards (with 3-year vesting) of USD (248) mn had been awarded in lieu of PAF2 awards (with accelerated vesting) of USD (445) mn for ongoing businesses.

Investment Banking results in USD * February 7, 2013 1 Includes certain litigation provisions totaling USD 145 mn in USD mn 4Q12 3Q12 4Q11 2012 2011 Debt underwriting 550 422 244 1,737 1,583 Equity underwriting 181 180 119 592 814 Advisory and other fees 333 299 193 1,115 972 Fixed income sales & trading 958 1,495 (168) 5,751 3,675 Equity sales & trading 983 1,028 809 4,647 4,852 Other (124) (95) (50) (357) (155) Net revenues 2,881 3,329 1,147 13,485 11,741 Provision for credit losses 3 6 26 (14) 87 Compensation and benefits 1,259 1,543 1,442 6,522 7,287 Other operating expenses 1,288 1,281 1,251 4,826 5,122 Total operating expenses 2,547 2,824 2,693 11,348 12,409 Pre-tax income 331 500 (1,572) 2,150 (755) Cost/income ratio 88% 85% – 84% 106% 1 1

Increased capital efficiency and more balanced business mix in Fixed Income, reflecting execution of refined strategy * February 7, 2013 Full year revenue increased 56% while Basel 3 RWA reduced by 31% over same period More diversified revenue contribution across Macro businesses (Rates, FX), Credit, Securitized Products and Emerging Markets Continued stable inventory levels to support client flow while minimizing risks 2011 2012 1 Wind-down and other primarily comprises revenues from businesses we are exiting and funding costs. 2 Based on annualized FY12 revenue to average Basel 3 RWA balances Securitized Products Revenues in USD mn Basel 3 RWA in USD bn Fixed income sales & trading in USD Commod. Emerging Markets Credit Macro (Rates, FX) Wind-down and other1 +56% (31)% 3,675 5,751 25% 23% 18% 50% (22)% 22% 38% 25% 27% (16)% 4% 176 122 4Q11 4Q12 6%

* Fixed Income and Equities Basel 3 RWA reduction February 7, 2013 28 32 30 22 18 18 4 4 4 48 14 13 9 8 9 17 16 18 48 37 30 176 129 122 Macro (Rates & FX) Fixed Income Securitized Products Credit Emerging Markets Commodities Other1 Wind-down Basel 3 risk-weighted assets in USD bn 4Q11 3Q12 4Q12 (5)% (6)% 1 Includes Fixed Income other, CVA management and Fixed Income treasury – – – (19)% (7)% +13% Cash Equities Equities Prime Services Derivatives Equities Arbitrage Trading Other 35 40 34 4 6 5 9 14 13 18 16 12 1 2 1 3 2 3 4Q11 3Q12 4Q12 (17)% (7)% (25)% – – (15)%

Results in the Corporate Center February 7, 2013 * 1Q11 2Q11 3Q11 4Q11 2011 1Q12 2Q12 3Q12 4Q12 2012 Reported pre-tax-income / (loss) (874) (95) 1,452 (102) 381 (1,818) (180) (1,060) (613) (3,671) Losses / (gains) from movements in credit spreads on own liabilities 703 (104) (1,824) (391) (1,616) 1,554 (39) 1,048 376 2,939 Business realignment costs – 142 291 414 847 68 183 144 285 680 (Gains) on real estate sale (72) (72) (382) (151) (533) Underlying pre-tax income / (loss) (171) (129) (81) (79) (460) (196) (36) (250) (103) (585) Note: Underlying results are non-GAAP financial measures CHF mn The underlying Corporate Center pre-tax results reflect: consolidation and elimination adjustments expenses for centrally sponsored projects certain expenses and revenues that have not been allocated to the segments

Further targeted expense reduction of CHF 2.4 bn

Group expense reduction in CHF bn



21.3
(0.1)
(0.4)
(0.3)
(2.4)
0.2
18.3
3Q12 significant litigation provision in IB
Reduced realignment expenses
Net PAF2 expense
Targeted expense reduction
FX impact on savings
2012 reported
2015 baseline

- At current FX rates, **additional savings until 2015 amount to CHF 2.4 bn**
- The baseline expenses **assume variable compensation expenses and revenues in line with 2012**
- Assuming 2012 underlying revenues of CHF 25.8 bn on 2015 baseline expenses of CHF 18.3 bn implies a **cost/income ratio of ~71%**
- Approximately **CHF 1.6 bn of realignment expenses** from 2013 through 2015

Note: All future baseline expenses measured at constant FX rates and constant variable compensation levels. For illustrative purposes only; actual results may differ.

CREDIT SUISSE
February 7, 2013 45

Collaboration revenues February 7, 2013 * Collaboration revenues in CHF bn and as % of net revenues (core results) KPI target reached, with collaboration revenues in 2012 at 19% of total net revenues 2 percentage points increase from 2011 total collaboration revenues 35% of NNAs in PB&WM acquired through collaboration (excludes AM) Contribution to the bank’s overall results continues to be strong Collaboration revenues target range of 18% to 20% of net revenues 17% 19% 14%

Currency mix February 7, 2013 * Net revenues 23,606 27% 48% 15% 0% 10% Total expenses1 21,500 32% 38% 5% 10% 15% Credit Suisse Core Results CHF mn 2012 CHF USD EUR GBP Other Contribution 1 Total operating expenses and provisions for credit losses 2 Based on full year 2012 revenue and expense levels, currency mix and average exchange rates. Sensitivity analysis2 A 10% movement in the USD/CHF exchange rate affects full year 2012 pre-tax income by CHF 327 mn A 10% movement in the EUR/CHF exchange rate affects full year 2012 pre-tax income by CHF 244 mn

February 7, 2013 Transitional Swiss core and BIS CET1 capital in CHF bn Regulatory adjustments1 Shareholders' equity 4Q12 Strong year-end Basel 3 capital ratios 44.1 Regulatory capital end 4Q12 * 1 Includes CHF 2.7 bn adjustment for the accounting treatment of pension plans and other regulatory deductions. 2 Net of fees and interest. 3 Includes other Swiss regulatory adjustments. 4 Consists of existing tier 1 participation securities of CHF 2.5 bn and other Swiss regulatory adjustments. 15.0% 14.2% MACCS2 Tier 1 participation securities3 "Look-through" capital 4Q12 "Look-through" Swiss core and BIS CET1 capital in CHF bn (7.5) Other regulatory adjustments (8.6) Goodwill & Intangibles (0.2) Own debt gains Shareholders’ equity4Q12 "Look-through" deductions MACCS2 Tier 1 participation securities4 9.1% Swiss core BIS CET1 8.1% Swiss core BIS CET1 26.0 Basel 3 risk-weighted assets in CHF bn 293 284

Reported "Look-through" Swiss core capital and ratios in CHF bn Achieved targeted pro forma 9.4% Swiss core capital ratio and expect ratio to exceed 10% by mid 2013 Remaining items from July 2012 capital actions of CHF 15.3 bn 3Q12 1 Before impact from movement in own credit spread. 2 Pro forma calculation assumes successful completion of the capital actions announced in July 2012. * 307 284 284 Basel 3 RWA in CHF bn February 7, 2013 8.2% 9.1% Pro forma2 Mid 2013 target 4Q12 Net income1 +0.8 Share-based compensation impact +0.4 (0.2) Dividend accrual (0.4) FX impact 9.4% +0.8 Strategic divestments and other 10% Other +0.2 + CHF 0.8 bn

Transitional FINMA Basel 3 capital and leverage ratio requirements ("glide path") February 7, 2013 * Capital ratio requirements High trigger contingent capital Low trigger contingent capital1 Swiss core 10.75% 12.70% 8.23% 14.44% 15.83% 16.99% 17.92% 1 Credit Suisse's progressive (low trigger) 2019 capital requirement of 4.92%, to apply in 2013, has been indicated by FINMA and is based on end 2011 financial data (total exposure, market share in Switzerland and a potential capital rebate). Using end 2012 financial data, we expect the 2019 progressive capital requirement, to apply in 2014, to be reduced to 4.56%. New FINMA Basel 3 leverage ratio requirements 2.58% 3.05% 1.98% 3.47% 3.80% 4.08% 4.30% Non risk-weighted exposure multiple x 24%

Pro forma "look-through" FINMA leverage ratio calculation

Total assets and FINMA exposures in CHF bn



1,405
382
1'023
1,276
352
924
(8)%
<1,170
< 270
< 900
FINMA total exposure
Exposure add-ons[1]
Total assets (US GAAP)
3Q12
4Q12
Target
year-end 2013

		Swiss core		High trigger contingent capital		Low trigger contingent capital		Swiss total
Regulatory requirement	RWA-based capital ratio minimum requirement 1.1.2019	10.0%	+	3.0%	+	4.92%[2]	=	17.9%
	Non risk-weighted exposure multiple	↓		↓ x 24%		↓		↓
	Leverage ratio minimum requirement 1.1.2019	2.40%	+	0.72%	+	1.18%	=	4.30%
Credit Suisse – Transitional	4Q12 Swiss total capital in CHF bn	44.1	+	4.1	+	–	=	48.2
	leverage ratio[3]	3.46%	+	0.32%	+	–%	=	3.78%
Credit Suisse – "Look-through"	4Q12 Swiss total capital in CHF bn	26.8	+	4.1	+	–	=	30.9
	leverage ratio[3]	2.10%	+	0.32%	+	–%	=	2.42%
	End 2013 pro forma capital in CHF bn	28.0	+	8.2[5]	+	–	=	36.2
	leverage ratio[4]	2.39%	+	0.70%	+	–%	=	3.09%

Pro forma end 2013 Swiss core leverage ratio near 1.1.2019 requirement ✓

High trigger contingent capital requirements almost completed ✓

Sufficient time to issue required level of low trigger contingent capital until 1.1.2019

Note: The end 2013 measures assume constant FX rates.
1 Add-ons relating to cash collateral netting reversals and off-balance sheet derivative exposures and guarantees and commitments. 2 Credit Suisse's progressive (low trigger) 2019 capital requirement of 4.92%, to apply in 2013, has been indicated by FINMA and is based on end 2011 financial data (total exposure, market share in Switzerland and a potential capital rebate). 3 Based on year end 2012 total exposure of CHF 1,276 bn.
4 Based on targeted year end 2013 total exposure of CHF 1,170 bn. Actual results may differ. 5 Assumes exchange in Oct 2013 of remaining CHF 4.1 bn hybrid tier1 notes into BCNs.

CREDIT SUISSE
February 7, 2013
51

Adjusted assets provides a more meaningful measure of balance sheet leverage February 7, 2013 * in CHF bn Calculating a leverage multiple based on an adjusted asset amount that excludes low-risk assets is a more meaningful measure of balance sheet leverage than a gross leverage multiple using total assets The adjusted asset number accounts for 67% of our total asset balance Credit Suisse’s gross leverage multiple of 24x reduces to 16x using adjusted assets The targeted balance sheet reduction results in a pro forma adjusted assets leverage of 14x, or 7.3% Adjusted assets is a non-GAAP financial measure and is presented solely to demonstrate an alternative way we look at our balance sheet and leverage 1 Includes contribution from CHF 3.6 bn from MACCS conversion 2 Assumes CET1 capital at 10% of CHF 280 bn Basel 3 risk-weighted assets, plus adding back current regulatory deductions of CHF 16.3 bn (goodwill etc) Approx. 67% of total assets Shareholders' equity1 in CHF bn 39.21 39.21 44.32 Leverage ratio 4.2% 6.3% 7.3% Leverage multiple 24x 16x 14x Adjustments (CHF bn): Cash (62) Prime services balances (30) Repo & reverse-repo agreements (183) Consolidated Variable Interest Entities (28) Pro forma for targeted asset reduction Total assets 4Q12 Adjusted assets 4Q12 Pro forma adjusted assets 607

Investment Banking loan book February 7, 2013 * Average mark data is net of fair value discounts and credit provisions. Average marks and composition of the loan portfolio is based on gross amounts Corporate loan portfolio is 73% investment grade, and is mostly (75%) accounted for on a fair value basis Fair value is a forward looking view which balances accounting risks, matching treatment of loans and hedges Loans are carried at an average mark of approx. 99% with average mark of 98% in non-investment grade portfolio Continuing good performance of individual credits: no specific provisions during the quarter Developed markets in CHF bn Emerging markets in CHF bn Funded loans Unfunded commitments Hedges Well-diversified by name and evenly spread between EMEA, Americas and Asia and approx. 70% accounted for on a fair value basis Emerging market loans are carried at an average mark of approx. 99% No significant provisions during 4Q12

Private Banking loan book February 7, 2013 * BB+ to BB BBB BB- and below AAA to A Portfolio ratings composition, by transaction rating Private Banking total loan book of CHF 208 bn focused on Switzerland more than 85% collateralized Wealth Management Clients (CHF 147 bn) Portfolio remains geared towards mortgages (CHF 98 bn) and securities-backed lending (CHF 42 bn) Lending is based on well-proven, conservative standards Almost 100% of Lombard lending within top transaction rating band (AAA to BBB-) Real estate prices are under special focus. Effect of new self regulation system on price increase is yet to be seen Corporate & Institutional Clients (CHF 61 bn) Over 65% collateralized by mortgages and securities Counterparties mainly Swiss corporates incl. real estate industry Sound credit quality with low concentrations

Libor matter February 7, 2013 Regulatory authorities in a number of jurisdictions have for an extended period of time been investigating the setting of LIBOR and other reference rates. Credit Suisse, which is a member of only three rate-setting LIBOR panels (US Dollar LIBOR, Swiss Franc LIBOR and Euro LIBOR), is cooperating fully with these investigations. Credit Suisse has done a significant amount of work over the last two years to respond to regulatory inquiries. Based on our work to date, we do not currently believe that Credit Suisse is likely to have material issues in relation to LIBOR and we have shared these findings with the relevant regulators; of course, our review in response to ongoing regulatory inquiries is continuing. In addition Credit Suisse has been named in various civil lawsuits filed in the United States relating to LIBOR. These lawsuits are factually and legally meritless with respect to Credit Suisse and we will vigorously defend ourselves against them. *

US tax matter February 7, 2013 The matter is a complex situation that Credit Suisse takes very seriously, and we are cooperating with the US and Swiss authorities. At this point we cannot give you any information on timing as the matter is complex and obviously directly dependent on the discussions between the US and the Swiss governments. The cross-border business with US clients was comparatively small in relation to our overall wealth management business as we significantly exited the US offshore business beginning back in 2008. We continue to build our US onshore franchise and we have made significant progress over the last years as the US remains a significant wealth management market that we want to be present in. We do not see a direct impact from this matter on our ability to generate asset inflows; however, we will incur legal and other expenses related to resolving this matter We reserved USD 325 mn for this matter in 3Q11. *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Brady W. Dougan Brady W. Dougan Chief Executive Officer Credit Suisse Group AG and Credit Suisse AG

/s/ David R. Mathers David R. Mathers Chief Financial Officer
Date: February 7, 2013		Credit Suisse Group AG and Credit Suisse AG